For Immediate Release: July 23, 2026 Attention: Business Editors VERSABANK WELCOMES BACK FINANCING INDUSTRY VETERAN MOE DANIS TO SUPPORT ANTICIPATED GROWTH OF REAL-TIME SRP LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has added point-of-sale financing industry veteran Moe Danis, CFA, to the Bank’s Structured Receivable Program (SRP) team to support business development in response to increased demand following the Bank’s launch of its Real-Time SRP, with a particular focus on specialized large- partner opportunities in the U.S. market. “Previously with the Bank from 2010 to 2016, Moe knows the point-of-sale financing industry and, more importantly, knows VersaBank’s SRP, having been integral to its early development and roll out,” said David Taylor, Founder and President, VersaBank. “He is the natural choice as an additional experienced expert to address the significantly increased demand for our SRP since launching our real-time funding.” “I am pleased to welcome Moe to the U.S. SRP team to help capitalize on the new opportunities arising from our announcement of our game-changing real-time capabilities,” said Tel Matrundola, President, VersaBank USA. “Moe is an excellent complement to the experience and expertise of our SRP veteran Mike Dixon to ensure we have the resources to maximize this opportunity at this critical juncture.” “VersaBank’s Real-Time SRP is a revolutionary funding solution for point-of-sale financing companies and it’s not at all surprising that the Bank is seeing a significant increase in interest in what is a truly unique and highly attractive funding solution,” said Moe Danis. “I am thrilled to again work with what I believe is the most innovative banking team in North America and contribute to the growth of the SRP portfolio.” Mr. Danis has nearly five decades of experience as a leader and innovator in the banking and lease and finance industries. In addition to being a highly sought after consultant, including to point-of-sale financing companies, and his previous tenure at VersaBank, Mr. Danis’ experience includes serving as Senior Vice President, Program Finance, at CWB Maxium Financial Inc. and Managing Director, Lease Finance, Private Fixed Income at SunLife. Since the late 1980s, Mr. Danis has been a leader and innovator in the private securitization market in Canada. He has experienced the complete business and credit lifecycle through the lens of several of Canada’s leaders of Portfolio Finance facilities. His ability to understand the demands of a highly regulated institutional environment allows him to create and structure attractive finance programs for all sizes of originators. Mr. Danis has served as a board member to a number of independent leasing companies and the Canadian Finance and Leasing Association.

ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point- of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FORWARD LOOKING STATAEMENTS VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.